EXHIBIT 99.1

Osisko Files 2021 Year-End Disclosure Documents

MONTRÉAL, March 18, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (TSX & NYSE:OR) announces that its Annual Information Form, Consolidated Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2021 have been filed with Canadian securities regulatory authorities.  Osisko has also filed its Annual Report on Form 40-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission.  Copies of these documents may be obtained via www.sedar.com, www.sec.gov (for the Form 40-F) or www.osiskogr.com.

Shareholders may also receive a hard copy of the Consolidated Annual Financial Statements without charge upon request to Osisko’s Investor Relations Department, 1100 av. des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montreal, Québec, Canada H3B 2S2, or to info@osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor
Vice President, Investor Relations
Tel: (514) 940-0670 #105
Email: htaylor@osiskogr.com